

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

October 27, 2023

Ryan Nebel
Partner, Olshan Frome Wolosky LLP
Lifevantage Corp
1325 Avenue of the Americas
New York, NY 10019

> **Re: Lifevantage Corp**
> **Definitive Additional Soliciting Materials Filed by Bradley L. Radoff et al.**
> **Filed October 25, 2023**
> **File No. 001-35647**

Dear Ryan Nebel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Additional Soliciting Materials

Press Release, page 1

1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your statements listed below. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

   - "Uncovers LifeVantage's Troubling Pay-for-Play Tactics..."
   - "Believes Recent Letter Represents a Paid Advertisement and Fake Endorsement Placed by LifeVantage to Trick Stockholders into Believing a Critical Mass of Consultants Support Long-Tenured Chairman Garry Mauro and Other Targeted Directors"
   - "Urges Stockholders to Vote for Aligned and ***Ethical*** Nominees..." (emphasis added)

- "…[certain LifeVantage directors] have resorted to seemingly deceitful and unethical measures to try to win stockholders' support."
- "…the recently issued letter purportedly signed by LifeVantage consultants…represents little more than an undisclosed advertisement and bogus endorsement."
- "…our Group has grown increasingly troubled about certain additional undisclosed conflicts that have come to light in recent days…"

2.  Please provide us support for your disclosure that "We have learned through trusted sources that Mr. Daniels is also being paid by LifeVantage…"

   We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please direct any questions to Daniel Duchovny at 202-551-3619.


                              Sincerely,

                              Division of Corporation Finance
                              Office of Mergers & Acquisitions